UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: October 28, 2019

EXHIBIT INDEX

Exhibit 99.1—Press Release

Exhibit 99.1

Noah Holdings Limited to Announce Third Quarter 2019 Financial Results

on Monday, November 11, 2019

Earnings Conference Call to be held on Monday, November 11, 2019 at 8:00 p.m. (U.S. Eastern) / Tuesday, November 12, 2019 at 9:00 a.m. (Hong Kong)

SHANGHAI, October 28, 2019 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on high net worth individuals, today announced that it will release its unaudited financial results for the third quarter 2019 after the U.S. market closes on Monday, November 11, 2019. The earnings release will be available on the investor relations section of the Company’s website at http://ir.noahgroup.com.

Following the earnings announcement, the Company’s senior management will host a combined English and Chinese language conference call to discuss the Company’s financial results and recent business activities. The conference call may be accessed with the following details:

Conference call details

Date/Time	Monday, November 11, 2019 at 8:00 p.m., U.S. Eastern Time Tuesday, November 12, 2019 at 9:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	+1-866-311-7654
- Mainland China Toll Free	4001-201-203
- Hong Kong Toll Free	800-905-945
- International	+1-412-317-5227
Conference Title	Noah Holdings Third Quarter 2019 Earnings Call
Participant Password	Noah Holdings Limited

A telephone replay will be available starting one hour after the end of the conference call until November 18, 2019 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10136399.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahgroup.com.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on high net worth individuals. In the first half of 2019, Noah distributed RMB52.4 billion (US$7.6 billion) of financial products. Through Gopher Asset Management, Noah had assets under management of RMB180.8 billion (US$26.3 billion) as of June 30, 2019.

Noah’s wealth management business primarily distributes credit, private equity, public securities and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,428 relationship managers across 306 service centers in 83 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada, Australia and Singapore. The Company’s wealth management business had 283,655 registered clients as of June 30, 2019. As a leading alternative multi-asset manager in China, Gopher Asset Management manages private equity, real estate, public securities, credit and multi-strategy investments denominated in Renminbi and other currencies. The Company also provides lending services and other businesses, including online financial advisory platform and payment technology services.

For more information, please visit Noah at ir.noahgroup.com.

Contacts:

Noah Holdings Limited

Sheryl Shen

Tel: +86 21-8035-9221

ir@noahgroup.com

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